SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: July 05, 2007

FOR IMMEDIATE RELEASE

Cimatron Completes the Increase of its
Holding in Microsystem to 51%
Consolidated results from Q3 2007

Givat Shmuel, Israel, – July 5, 2007– Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced that it has completed the exercise of its previously disclosed first call option to acquire an additional 23.5% of the shares of Microsystem Srl, the company’s Italian distributor, and accordingly, to increase Cimatron’s holding in Microsystem from 27.5% to 51%. Cimatron will be entitled to exercise its second call option to acquire the remaining 49% of Microsystem’s share capital during a thirty-day period starting July 3rd 2008 and ending August 2nd 2008, during which period Microsystem’s other shareholders are also entitled to exercise a put option requiring Cimatron to purchase such shares. Microsystem’s financial results will be fully consolidated into Cimatron’s financial results from Q3 2007, subject to exclusion of minority interest.

Commenting on the closing, Danny Haran, President and Chief Executive Officer of Cimatron, said, “We are pleased to complete the increase of our holding in Microsystem to 51%, as we believe it would increase not only our revenues, but our profitability as well.

As we had previously announced, Cimatron’s growth strategy is based on internal growth, as well as on mergers and acquisitions. We intend to keep looking for M&A opportunities in order to further enhance our product offering and distribution network.

Cimatron’s strong financial position enables us to finance the Microsystem deal from internal resources and to further develop our growth. We believe that being a larger company will open new opportunities to Cimatron in the CAD/CAM industry.”

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About Microsystem

Microsystem is a distributor and developer of software solutions for the manufacturing industry. Founded in 1980, with headquarters in Bologna, Microsystem started distributing CAD/CAM systems in 1984, subsequently broadening its offering with other products to cover all phases of the design and manufacturing cycle. Microsystem is a provider of complete solutions and services with high technological value. With more than 20 years’ experience in the market and thousands of installations, Microsystem has built relations of true partnership with its customers, who can rely on a careful attention to their needs and superior technical support.

About Cimatron

With more than 20,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Cimatron’s cutting-edge CAD/CAM solutions are widely used in the automotive, medical, consumer plastics, electronics, and other industries.

Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, please visit http://www.cimatron.com.

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Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer	Yael Nevat,
Cimatron Ltd.	Commitment-IR.com
Tel.; 972-3-531-2121	Tel: 972-3-611 4466, +972-50-762-6215
E-mail: ilane@cimatron.com	E-mail: yael@commitment-IR.com

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